UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): October 27, 2016

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	000-51401	36-6001019
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive Chicago, Illinois		60601
(Address of principal executive offices)		(Zip Code)

**Registrant's telephone number, including area code:
(312) 565-5700**

**Former name or former address, if changed since last report:
Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 27, 2016, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended September 30, 2016 and the declaration of a dividend. The full text of the member communication is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement new or enhanced products or programs, the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the impact to the Bank from the Federal Housing Finance Agency's final membership rule and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on its website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report. The financial results discussed in this Current Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member communication dated October 27, 2016

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: October 27, 2016 By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Member communication dated October 27, 2016

Exhibit 99.1

October 27, 2016

To Our Members:

Today the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) maintained the dividend levels set last quarter for the third quarter of 2016. The Board again recognized our members that borrow from the Bank by declaring a 2.80% dividend (annualized) on Class B1 activity capital stock. The Board also declared a 0.60% dividend (annualized) on Class B2 membership capital stock. Differentiating the dividend rewards those members who purchase activity stock to support their advances-and the health of the entire cooperative as a result.

In addition, the Bank expects to report net income of $76 million for the third quarter of 2016 when we file our Form 10-Q with the Securities and Exchange Commission early next month. To see the Bank's preliminary and unaudited financial results as well as details on dividend payments, click here.

Member Owned. Member Focused.
At September 30, 2016, advances were $43.1 billion, up 17% from December 31, 2015, and letters of credit were $10.4 billion, up 56% from December 31, 2015. As members seek ways to increase their non-interest income, the volume in the traditional MPF products has continued to grow as well.

The culture and mission of an institution are vitally important. The Bank's employees and Board of Directors continue to focus on you, our members, by striving to understand what you need from us beyond serving as a reliable source of liquidity. We continue to evaluate our performance by measuring how well we are enhancing the value of your membership. Over the past few years, we have conducted an informal dialogue with you on how you use the Bank and how you can gain additional value as a member. We plan on taking this further early next year and look forward to sharing our plans with you.

The Community First® Disaster Relief Program is one such way we can support you and your communities. In late September we funded the program with $500,000 to help northern Wisconsin communities hit by the severe storms and flooding that occurred on July 11-12, 2016. Grants of $5,000 are available through you to eligible households and small businesses located in disaster areas declared by the Federal Emergency Management Agency (FEMA disaster declaration DR-4276). The Community First Disaster Relief grant application, eligibility requirements, and other details are available on our website.

As always, thank you for your membership in-and for using-the Federal Home Loan Bank of Chicago.

Best regards,
Matt Feldman
President and CEO

[The text below follows the first "click here" link]

October 27, 2016

Third Quarter 2016 Dividend
Based on the Bank's preliminary financial results for the third quarter of 2016, the Board of Directors of the Federal Home Loan Bank of Chicago (Bank) declared on October 27, 2016, a dividend of 2.80% (annualized) for Class B1 activity capital stock and a dividend of 0.60% (annualized) for Class B2 membership capital stock. The higher dividend on Class B1 stock, in effect, lowers your cost of doing business with the Bank. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the Bank during the third quarter and the relative number of shares of membership and activity stock. The dividend will be paid by crediting your account on Monday, November 14, 2016.

Third Quarter 2016 Financial Highlights
The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition at the end of this document. We expect to file our third quarter 2016 Form 10-Q with the Securities and Exchange Commission early next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded **net income** of $76 million for the third quarter of 2016, up from $72 million in the third quarter of 2015.
- **Net interest income** for the third quarter of 2016 was $113 million, which included $9 million of income from investment security prepayments during the period. For the third quarter of 2015, **net interest income** was $122 million, which included $11 million of income from investment security prepayments during the period. While our legacy investment portfolio continues to pay down, investments that were indexed to 3-month LIBOR benefited from the increase in 3-month LIBOR rates. Separately, debt hedged with 3-month LIBOR swaps was negatively impacted by higher 3-month LIBOR rates. In addition, we termed out a portion of our debt at higher rates.
- **Other noninterest gain (loss)** for the third quarter of 2016 was $14 million, up from a loss of $8 million for the third quarter of 2015 as we experienced increased gains on our balance sheet hedging activities.
- **Other noninterest expense** increased to $42 million for the third quarter of 2016, compared to $35 million for the third quarter of 2015, driven mainly by an increase in compensation and benefits.
- Total **investment securities** decreased $3.2 billion to $21.4 billion at September 30, 2016, down 13% from $24.6 billion at December 31, 2015, as our investment portfolio continued to pay down during the period.
- **Advances** outstanding increased $6.3 billion to $43.1 billion at September 30, 2016, up 17% from $36.8 billion at December 31, 2015, as members continue to support investment activities and high loan growth in their communities.
- **MPF Loans held in portfolio** remained relatively flat from December 31, 2015, to September 30, 2016, as new MPF loan volume helped offset paydown and maturity activity during the period.
- Total **assets** increased $4.3 billion to $75.0 billion as of September 30, 2016, up 6% compared to $70.7 billion as of December 31, 2015.

- We reached $2.95 billion in **retained earnings** at September 30, 2016.
- We remained in compliance with all of our regulatory capital requirements as of September 30, 2016.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	September 30, 2016	December 31, 2015	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 5,488	$ 4,226	30 %
Investment securities	21,396	24,597	(13)%
Advances	43,117	36,778	17 %
MPF Loans held in portfolio, net of allowance for credit losses	4,720	4,828	(2)%
Other	262	242	8 %
Assets	$ 74,983	$ 70,671	6 %
Consolidated obligation discount notes	$ 39,144	$ 41,564	(6)%
Consolidated obligation bonds	30,139	22,582	33 %
Subordinated notes	—	944	(100)%
Other	1,185	929	28 %
Liabilities	70,468	66,019	7 %
Capital stock	1,636	1,950	(16)%
Retained earnings	2,951	2,730	8 %
Accumulated other comprehensive income (loss)	(72)	(28)	157 %
Capital	4,515	4,652	(3)%
Total liabilities and capital	$ 74,983	$ 70,671	6 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended September 30,			For the year to date ended September 30,		
	2016	2015	Change	2016	2015	Change
Interest income	$ 309	$ 304	2 %	$ 944	$ 934	1 %
Interest expense	(196)	(182)	8 %	(600)	(561)	7 %
Net interest income	113	122	(7)%	344	373	(8)%
Reversal of (provision for) credit losses	—	(1)	100 %	—	(5)	100 %
Net interest income after reversal of (provision for) credit losses	113	121	(7)%	344	368	(7)%
Litigation settlement awards	—	2	(100)%	38	13	192 %
Other noninterest gain (loss)	14	(8)	275 %	23	—	— %
Other noninterest expense	(42)	(35)	20 %	(128)	(101)	27 %
Income before affordable housing program assessment	85	80	6 %	277	280	(1)%
Affordable Housing Program assessment	(9)	(8)	13 %	(28)	(28)	— %
Net income	$ 76	$ 72	6 %	$ 249	$ 252	(1)%
Average interest-earning assets	$ 78,947	$ 68,152	16 %	$ 76,513	$ 70,139	9 %
Net yield (calculated using net interest income / average interest-earning assets, annualized)	0.57%	0.72%	(0.15)%	0.60%	0.71%	(0.11)%
Prepayment fee income on advances	$ 1	$ 1	— %	$ 8	$ 7	14 %
Prepayment fee income on investments	$ 9	$ 11	(18)%	$ 35	$ 42	(17)%
Adjusted net yield (non-GAAP basis, calculated the same as net yield, but excluding prepayment fee income on advances and investments from the net interest income) [1]	0.52%	0.65%	(0.13)%	0.52%	0.62%	(0.10)%

[1] The prepayment of our investments and advances is unpredictable and we cannot be certain of the timing or amount of future prepayments. Accordingly, we believe that the use of adjusted net yield is useful to members and others in evaluating our ongoing operational and financial results in a manner that is consistent with our evaluation of business performance. Additionally, we believe excluding prepayment fee income on investments and advances assists members in developing expectations of future performance.